UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Nasdaq Deficiency Notice

On June 11, 2026, Scage Future (the “Company”) received a deficiency notice (the “Notification Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) informing the Company that its American depositary shares (“ADSs”) failed to maintain a minimum bid price of $1.00 per share over the last 30 consecutive business days as required by the Listing Rules 5550(a)(2) of the Nasdaq. The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 8, 2026 (the “Compliance Date”), to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days, and must not have a closing bid price of $0.10 or less for over 10 consecutive trading days by the Compliance Date. In the event the Company does not regain compliance by the Compliance Date, the Company may be eligible for additional time to regain compliance or may face delisting.

If the Company does not regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) by the Compliance Date and is not eligible for an additional compliance period at that time, the Staff will provide written notification to the Company that its ADSs may be delisted. The Company would then be entitled to appeal the Staff’s determination to a Nasdaq Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal the delisting determination by the Staff to the Nasdaq Listing Qualifications Panel, such appeal would be successful.

The Company intends to monitor the closing bid price of its ADSs and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement.

Resignation of Independent Director

On April 8, 2026, Mr. Calvin Kung, an independent director of the Company, notified the Company of his resignation from his position as an independent director, effective on the same date. The resignation of Mr. Kung was a result of certain unresolved disagreement with the Company related to the operations of the Company.

The Company has not yet appointed a successor to fill the vacancy created by Mr. Kung’s resignation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: June 17, 2026	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

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